UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-152535

CUSIP NUMBER

(Check one): ☐Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: March 31, 2011
☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Tanke Biosciences Corporation
Full Name of Registrant

Greyhound  Commissary , Inc.
Former Name if Applicable

Room 2801, East Tower of  Hui  Hao Building,, No. 519 Machang Road,
Address of Principal Executive Office (Street and Number)

Pearl River New City, Guangzhou, P .R. China 510627
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the registrant’s Form 10-Q for the quarterly period ended March 31, 2011 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Guixiong Qiu	011-86-20-3885-9025
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐
_____________________________________________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s operations for the period ended March 31, 2011 will include the operations of  Tanke Biosciences Corporation, a Nevada corporation, China Flying Development Limited, a Hong Kong corporation, Guangzhou Kanghui Agricultural Technology Co., Ltd., a wholly foreign enterprise under the laws of the People’s Republic of China, and our principal operating business, Guangzhou Tanke Industry Co., Ltd., a company organized under the laws of the People’s Republic of China, which we control via a series of variable interest entity contractual agreements. This will result in a material change in the registrant’s results of operations from the corresponding period in the last fiscal year, which cannot yet be quantified.

Tanke Biosciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Guixiong Qiu
	Name:	Guixiong Qiu
	Title:	Chairman, Chief Executive Officer and President (principal executive officer) & Chief Financial Officer (principal financial officer and principal accounting officer)